A n i t a L . C h a p d e l a i n e C o u n s e l T e l 9 7 3 4 2 2 2 9 3 8 F a x 9 7 3 4 2 2 2 9 3 9 a c h a p d e l a i n e @ l o w e n s t e i n . c o m

December 7, 2006

VIA EDGAR
Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	I.D. Systems, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed: February 22, 2006
File No. 1-15087

Dear Mr. Jacobs:

Reference is made to the letter of comment (the “Comment Letter”), dated October 17, 2006, from the Staff of the Securities and Exchange Commission (the “Staff”) to I.D. Systems, Inc. (the “Company”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

Attached to this letter as Appendix A is a memorandum in response to the Comment Letter.

Attached to this letter as Appendix B is a written statement from the Company pursuant to which the Company acknowledges that:

  the Company is responsible for the adequacy of the disclosure in the Form 10-K;

  Staff comments or changes to disclosure in response to Staff comments in the Form 10-K reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.
Very truly yours,

/s/ Anita L. Chapdelaine
Anita L. Chapdelaine

Enclosure(s)

cc: Mr. Ned Mavrommatis – I.D. Systems, Inc.

R e p l y :	65 Livingston Avenue Roseland, New Jersey 07068 Tel 973 597 2500 Fax 973 597 2400 1251 Avenue of the Americas New York, New York 10020 Tel 212 262 6700 Fax 212 262 7402

Appendix A

I.D. Systems, Inc.
Annual Report on Form 10-K

Memorandum in Response to SEC Letter of Comment dated October 17, 2006

           The following are responses to the letter of comment, dated October 17, 2006 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Staff”), which have been authorized by I.D. Systems, Inc. (the “Company”). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2005

Item 8 - Financial Statements and Supplementary Data

Statements of Operations, page F-4

1.	We note from your disclosures that you earn revenues from products and services. Please revise your presentation in future filings to separately present such revenues and related costs on your statements of operations. Refer to Rule 5-03 of Regulation S-X.

The Company acknowledges the Staff’s comment and hereby advises the Staff that it revised its presentation in its Form 10-Q for the fiscal quarter ended September 30, 2006, which was filed with the Securities and Exchange Commission on November 9, 2006, to separately present revenues earned from products and revenues earned from services and related costs on its statements of operations and will continue to separately present such revenues in future filings.

Note A - The Company, page F-7

2.	We note that you have focused your business activities on two primary applications - industrial fleet management and security and rental fleet management. Based upon the discussion of your business in Item 1, it appears that you may have more than one reportable segment. Please tell us how you considered paragraph 10 of SFAS 131 in your evaluation.

Based on the definition of an “operating segment” set forth in Paragraph 10 of Statement of Financial Accounting Standard No. 131 (“SFAS 131”), the Company has determined that it has only one operating segment. According to Paragraph 10 of SFAS 131, an operating segment is “a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about the resources to be allocated to the segment and assess its performance, and for which discrete information is available.” The Company hereby advises the Staff that the industrial fleet management and security application, on the one hand, and the rental fleet management application, on the other hand, are simply different applications of the Company’s core product and are not separate businesses. While the Company has two primary applications of its technology, the Company’s management views these applications together as one operating segment. All financial statements, reports and other information presented to the Company’s senior management and the board of directors of the Company from time to time relate to the business activities for both applications, taken as a whole, and none of such financial statements, reports or other information relate solely to either one of the applications. Moreover, no individual (or group of individuals) is directly accountable to, or maintains regular contact with, the Company’s management to discuss operating activities, financial results or forecasts of plans specifically for either one of the applications.

While the Company has determined that it does not operate in more than one segment, the Company further advises the Staff that even if its rental fleet management application were considered a separate operating segment, the Company would not be required to report separate information with respect to such application as such application does not meet any of the quantitative thresholds described in Paragraph 18 of SFAS 131. Specifically, (i) the revenue generated from the Company’s rental fleet management application in 2005 represented approximately 1% of the total revenues generated from all of the Company’s business activities in that year; and (ii) none of the Company’s assets relate solely to the rental fleet management application.

Note B - Summary of Significant Accounting Policies, page F-7

[9] - Revenue Recognition, page F-8

3.	Please explain to us how you determined that the various elements within your arrangements qualify as separate units of accounting. To the extent you are relying on vendor-specific objective evidence, please tell us your basis for concluding that such evidence exists. Please cite the relevant accounting literature in your response as appropriate.

The Company has determined that the various elements within its arrangements qualify as separate units of accounting based on the criteria set forth in Paragraph 9 of Emerging Issues Task Force Issue 00-21 (“EITF 00-21”). Pursuant to EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

	(A)	The delivered items have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item on a standalone basis. In the context of a customers ability to resell the delivered items the Task Force observed that this criterion does not require the existence of an observable market for that deliverable.

	(B)	There is objective and reliable evidence of fair value of the undelivered items.

	(C)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The Company hereby advises the Staff that it meets criteria A because both the system and service components of each of its arrangements can be, and are, sold separately and have value on a standalone basis. For example, the Company makes individual hardware and software components of its system available for sale to enable customers to expand their system deployments. These items are listed on the Company’s standard price list. The Company also offers for sale various services, such as system hardware installation, on a standalone basis, which the customer may choose to purchase from the Company or a third-party contractor, or perform with its own personnel.

The Company’s standard price list provides objective and reliable evidence of the fair value of the Company’s “undelivered items,” thus satisfying criterion B. For example, each component of the arrangements may be bought separately by each customer. In addition, when a customer chooses to utilize its own personnel to perform system installation services and does not, therefore, purchase such services from the Company, the value of those undelivered services is nevertheless clearly indicated by a line item on the Company’s price list.

The Company meets criterion C because in cases where arrangements contain special customer acceptance terms, such as a general right to return items if certain system performance criteria are not met, the Company does not recognize revenue until it has met those terms and the customer has accepted the arrangement.

Appendix B

I.D. Systems, Inc.
One University Plaza
Hackensack, New Jersey 07601

December 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Steven Jacobs
Accounting Branch Chief

Re:	I.D. Systems, Inc.
Form 10-K for the Year ended December 31, 2005
Filed: February 22, 2006
File No. 1-15087

Dear Mr. Jacobs:

Reference is hereby made to (i) the above-referenced Annual Report on Form 10-K (the “Form 10-K”) of I.D. Systems, Inc. (the “Company”) and (ii) the Staff's letter of comment, dated October 17, 2006 (the “Comment Letter”). In accordance with the Comment Letter, the Company hereby acknowledges that:

  the Company is responsible for the adequacy of the disclosure in the Form 10-K;

  Staff comments or changes to disclosure in response to Staff comments in the Form 10-K reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.
Very truly yours,

I.D. Systems, Inc.

By: /s/ Ned Mavrommatis
       Ned Mavrommatis
       Chief Financial Officer